Exhibit 99.1

FLY Leasing Reports Fourth Quarter and

Full Year 2012 Financial Results

Dublin, Ireland, March 7, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the fourth quarter and full year of 2012.

Fourth Quarter 2012 Highlights

•	Adjusted net income of $53.2 million, $2.04 per share

•	Net income of $31.0 million, $1.17 per share

•	Raised a $250 million revolving Acquisition Facility to fund growth

•	Re-priced $395 million Term Loan, reducing annual cash interest payments by approximately $4 million

•	Declared 21st consecutive quarterly dividend on January 15th ($0.22 per share)

Additional 2012 Full Year Highlights

•	Adjusted net income of $116.3 million, $4.48 per share

•	Net income of $47.7 million, $1.80 per share

•	Sourced $1.3 billion of new secured debt financing

•	Reduced total secured borrowings by $274 million, reducing net leverage to 3.6x

•	Sold four aircraft with an average age of 13 years for a pre-tax gain of $8.4 million

•	Paid $0.84 per share in dividends

“FLY had another strong year in 2012, increasing our core operating lease revenues by 63% compared to 2011. Adjusted Net Income was $116.3 million ($4.48 per share), and Net Income was $47.7 million ($1.80 per share),” said Colm Barrington, Chief Executive Officer of FLY. “Our increased earnings in 2012 reflect the growth in our aircraft portfolio which has doubled in size over the last two years. Our earnings also reflect significant contributions from our opportunistic sale of four aircraft in 2012 and the sale of our 15% interest in BBAM. During 2012, we raised the quarterly dividend by 10% to 22 cents per share, for total dividends of 84 cents per share in the year.”

“We also completed several significant financial objectives in 2012, including reducing our net leverage from 5.1 at the start of the year to 3.6x at year end,” said Barrington. We are now well on our way to reducing our leverage to less than 3.5x. In addition, we refinanced substantially all of our near term debt maturities with a new $395 million senior secured term loan that matures in 2018, extended a $600 million bank facility from 2012 to 2018 and added a new and attractive $250 million acquisition facility. In addition to lowering our financial leverage, our financing activities have also lowered our weighted-average contractual interest rate on our secured borrowings to 4.7% at December 31, 2012.”

“Looking ahead, we are excited about the opportunities for FLY in 2013,” added Barrington. “We have significant firepower to grow the Company with a new $250 million revolving Acquisition Facility and $163 million of unrestricted cash. We expect to take advantage of positive industry dynamics, including strengthening air traffic and continued robust demand for the modern, fuel-efficient aircraft that make up FLY’s fleet. Aircraft leasing continues to grow in importance, becoming an increasingly important tool for airlines around the world. Against this backdrop, we are well positioned to meet our growth targets both in terms of fleet and earnings.”

Financial Results

FLY grew operating lease revenue by $145.7 million for a total of $376.4 million in 2012 compared to 2011, an increase of 63%. This increase reflects the growth in our aircraft portfolio.

FLY is reporting net income for the fourth quarter of 2012 of $31.0 million or $1.17 per diluted share. This compares to a net loss of $9.2 million or $0.37 per share for the same period of 2011. In addition to the $36.9 million pre-tax gain on the sale of FLY’s 15% ownership interest in BBAM, the fourth quarter results include an $11.4 million impairment charge on three aircraft. We recovered approximately $9.7 million of this $11.4 from end of lease compensation payments, retained maintenance reserves and disposition proceeds in the first quarter of 2013 in respect of the impaired aircraft. The fourth quarter results also include a $7.6 million charge associated with the early repayment of debt, $4.2 million of which was related to the re-pricing of our term loan.

Net income for the year ended December 31, 2012 was $47.7 million or $1.80 per diluted share compared to $1.1 million or $0.03 per diluted share for 2011. In addition to the 4th quarter items, the 2012 results include a one-time, pre-tax charge of $32.3 million to terminate interest rate swaps associated with a credit facility that was fully repaid during 2012.

Adjusted Net Income

Adjusted Net Income was $53.2 million or $2.04 per share for the fourth quarter of 2012 compared to $20.7 million or $0.80 for the fourth quarter of the previous year.

For the year ended December 31, 2012, Adjusted Net Income was $116.3 million or $4.48 per share compared to $35.8 million or $1.38 per share for the year ended December 31, 2011, an increase of 225%.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividend

On January 15, 2013, FLY declared a dividend of $0.22 per share in respect of the fourth quarter of 2012. This dividend was paid on February 20, 2013 to shareholders of record on January 31, 2013. This dividend is FLY’s 21st consecutive quarterly dividend.

Financial Position

At December 31, 2012, FLY’s total assets were $3.0 billion, including flight equipment with a net book value of $2.6 billion. Total cash at December 31, 2012 was $300.6 million, of which $163.1 million was unrestricted. These amounts compare to total cash of $380.5 million and unrestricted cash of $82.1 million at December 31, 2011.

FLY’s net leverage, defined as the ratio of net debt to total shareholders’ equity was 3.6x at December 31, 2012 compared to 5.1x at December 31, 2011. Net debt is defined as book value of secured borrowings, less unrestricted cash and cash equivalents.

Aircraft Portfolio

At December 31, 2012, FLY’s 109 aircraft were on lease to 55 lessees in 32 countries. The table below shows the aircraft in FLY’s portfolio on December 31, 2012. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Dec. 31, 2012
Airbus A319	19
Airbus A320	27
Airbus A330	1
Airbus A340	3
Boeing 717	6
Boeing 737	40
Boeing 747	1
Boeing 757	11
Boeing 767	1

Total	109

At December 31, 2012, the average age of FLY’s fleet was 9.4 years, weighted by the net book value of each aircraft. The average remaining lease term was 3.2 years, also weighted by net book value. At December 31, 2012, the leases were generating annualized revenues of approximately $326 million. For the fourth quarter of 2012, FLY’s lease utilization factor was 93% and for the year ended December 31, 2012 the lease utilization factor was 95%.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 7, 2013. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 97063366 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 97063366. The telephone replay will be available for one week. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward—looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2012 (Unaudited)	Three months ended Dec. 31, 2011 (Unaudited)	Year ended Dec. 31, 2012 (Audited)	Year ended Dec. 31, 2011 (Audited)
Revenues
Operating lease revenue	$90,637	$81,567	$376,437	$230,716
Equity earnings from unconsolidated joint ventures	3,403	3,021	9,383	5,647
Gain on sale of investment in unconsolidated joint venture	36,882	—	36,882	—
Gain (loss) on sale of aircraft	(129)	9,137	8,360	9,137
Interest and other income	78	787	1,634	3,289

Total revenues	130,871	94,512	432,696	248,789

Expenses
Depreciation	33,838	32,995	136,633	95,718
Aircraft impairment	11,382	7,500	11,382	7,500
Interest expense	32,796	35,373	142,491	90,547
Debt extinguishment costs	7,628	—	7,628	—
Selling, general and administrative	9,979	9,341	40,192	27,064
Ineffective, dedesignated and terminated derivatives	518	184	31,871	184
Transaction fees and expenses	—	16,108	—	18,038
Maintenance and other costs	4,830	297	10,968	4,400

Total expenses	100,971	101,798	381,165	243,451

Net income (loss) before provision for income taxes	29,900	(7,286)	51,531	5,338
Provision (benefit) for income taxes	(1,092)	1,895	3,862	4,242

Net income (loss)	$30,992	$(9,181)	$47,669	$1,096

Weighted average number of shares
- Basic	25,918,379	25,660,661	25,792,932	25,843,348
- Diluted	26,086,467	25,660,661	25,961,605	25,992,062
Earnings per share
- Basic	$1.18	$(0.37)	$1.81	$0.03
- Diluted	$1.17	$(0.37)	$1.80	$0.03
Dividends declared and paid per share	$0.22	$0.20	$0.84	$0.80

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Dec. 31, 2012 (Audited)	Dec. 31, 2011 (Audited)
Assets
Cash and cash equivalents	$163,124	$82,105
Restricted cash and cash equivalents	137,457	298,404
Rent receivables	3,124	3,186
Investment in unconsolidated joint ventures	6,308	15,141
Flight equipment held for operating leases, net	2,616,864	2,762,289
Deferred tax asset, net	9,450	5,329
Fair market value of derivative asset	319	4,023
Other assets, net	32,026	28,021

Total assets	$2,968,672	$3,198,498

Liabilities
Accounts payable and accrued liabilities	$15,662	$10,429
Rentals received in advance	14,402	15,297
Payable to related parties	2,789	4,863
Security deposits	47,474	50,672
Maintenance payment liabilities	225,733	231,793
Secured borrowings, net	2,052,412	2,326,110
Fair market value of derivative liabilities	48,967	98,487
Other liabilities	29,231	17,814

Total liabilities	2,436,670	2,755,465

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 28,040,305 and 25,685,527 shares issued and outstanding at December 31, 2012 and 2011, respectively	28	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	482,733	455,186
Retained earnings	83,138	57,982
Accumulated other comprehensive loss, net	(33,897)	(70,161)

Total shareholders’ equity	532,002	443,033

Total liabilities and shareholders’ equity	$2,968,672	$3,198,498

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2012 (Unaudited)	Three months ended Dec. 31, 2011 (Unaudited)	Year ended Dec. 31, 2012 (Unaudited)	Year ended Dec. 31, 2011 (Unaudited)
Net Income (loss)	$30,992	$(9,181)	$47,669	$1,096
Add (less):
Ineffective, dedesignated and terminated derivatives	518	184	31,871	184
Debt extinguishment costs	7,628	—	7,628	—
Aircraft impairment	11,382	7,500	11,382	7,500
Non-cash share based compensation	531	1,672	3,635	4,768
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	5,453	5,838	23,611	5,838
Acquisition transaction fees and expenses	—	16,108	—	18,038
Income tax effects	(3,262)	(1,412)	(9,484)	(1,654)

Adjusted Net Income	$53,242	$20,709	$116,312	$35,770

Weighted average diluted shares outstanding	26,086,467	25,798,377	25,961,605	25,992,062

Adjusted Net Income per share	$2.04	$0.80	$4.48	$1.38

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended Dec. 31, 2012 (Unaudited)	Three months ended Dec. 31, 2011 (Unaudited)	Year ended Dec. 31, 2012 (Unaudited)	Year ended Dec. 31, 2011 (Unaudited)
Adjusted Net Income	$53,242	$20,709	$116,312	$35,770
Add:
Depreciation	33,838	32,995	136,633	95,718
Other amortization	4,551	4,410	19,423	15,342
Provision for deferred income taxes	(8,068)	2,556	1,303	4,216

Adjusted Net Income Plus Depreciation and Amortization	$83,563	$60,670	$273,671	$151,046

FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of ineffective, dedesignated or terminated cash flow hedges, swap termination costs, non-cash share-based compensation, debt extinguishment costs, impairment, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses. FLY believes that Adjusted Net Income provides useful information about operating performance and period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of our business without regard to the impacts of fair-value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Generally Accepted Accounting Principles in the United States.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.